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                                                                          [LOGO]

CONTACT: ROBERT V. ANDREWS -- MEDIA RELATIONS
         JOHNSON & JOHNSON
         (908) 524-3535

         ANNIE LO -- INVESTOR RELATIONS
         JOHNSON & JOHNSON
         (908) 524-6491

         DONALD R. SCHORT
         NEUTROGENA CORPORATION
         (310) 642-1150

         DAVID HARDACRE
         BLUM, PROPPER & HARDACRE
         (310) 826-7900

                                                           FOR IMMEDIATE RELEASE

                          JOHNSON & JOHNSON TO ACQUIRE
                  NEUTROGENA CORPORATION FOR $35.25 PER SHARE

     New Brunswick, NJ (August 22, 1994) -- Johnson & Johnson, the world's leading health care corporation, and Neutrogena Corporation, producer of high quality skin and hair care products, today announced they have entered into a definitive agreement through which Johnson & Johnson will acquire Neutrogena.

     Under the agreement, Johnson & Johnson (NYSE: JNJ) is to begin a cash tender offer for all outstanding shares of Neutrogena (NASDAQ: NGNA) common stock for $35.25 per share. Any shares not purchased in the offer will be acquired for the same price in cash, in a second-step merger. Neutrogena has approximately 25,700,000 shares outstanding.

     The boards of directors of both companies have given approval to the acquisition.

     Johnson & Johnson Board Chairman Ralph S. Larsen termed the acquisition "a very important strategic addition to our substantial worldwide skin and hair care business." He added, "We are pleased to have been able to enter into this agreement with Neutrogena."

     Lloyd E. Cotsen, chairman and chief executive officer of Neutrogena, said:
"Our stated corporate goal -- to be a growth-oriented company with an image for credibility and trust in the care and maintenance of healthy looking skin and hair -- will, in fact, be enhanced with our association with Johnson & Johnson. Throughout the world, Johnson & Johnson has established a strong presence and reputation that we have long admired, and we now look forward to joining in a partnership spirit to optimize the potential of the Neutrogena family of products."

     Mr. Cotsen has entered into an agreement with Johnson & Johnson under which he has agreed to tender all 9,869,000 shares beneficially owned by him in the offer. All outstanding Neutrogena options to purchase shares, a total of approximately 2,300,000 shares, will be acquired for cash at the offer price.

     The offer and merger are subject to the purchase of a majority of the outstanding shares of Neutrogena common stock, as well as other customary conditions including clearance under the Hart-Scott-Rodino Anti-
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Trust Improvements Act. The offer will begin by Friday, August 26, and will remain open for a minimum of 20 business days.

     Lehman Brothers Inc. provided financial advisory services to Neutrogena's Board of Directors and has rendered a fairness opinion on this transaction. In the event an unsolicited, alternative transaction is agreed to by Neutrogena, there would be a total fee payable to Johnson & Johnson of $27.5 million.

     Johnson & Johnson, with 1993 sales of $14.14 billion, is the world's leading and most comprehensive manufacturer of health care products serving the consumer, pharmaceutical, diagnostic and professional markets. Johnson & Johnson has 79,000 employees and 167 operating companies in more than 50 countries around the world, selling products in more than 150 countries.

     Neutrogena had 1993 sales of $282 million. Neutrogena's high quality skin and hair care products are sold in 72 countries. The company is headquartered in Los Angeles and has 840 employees.